

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Philip Gay
Chief Executive Officer
Diego Pellicer Worldwide, Inc.
6800 Owensmouth Avenue
Suite 350
Los Angeles, CA 91303

  Re: **Diego Pellicer Worldwide, Inc.**
    Amendment No. 1 and No. 2 to Form 8-K
    Filed March 19, 2015
    Response dated June 24, 2015
    File No. 333-189731

Dear Mr. Gay:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 17

1. We note your response to prior comment 15, but are unable to determine where you have disclosed that your website will not sell marijuana. Please advise or revise.

Exhibit 99.2 Pro Forma Financial Information

2. Please revise Note 2 to the pro forma presentation to separately describe and identify the pro forma adjustments attributed to the spin-off of pre-Merger assets and liabilities and the recapitalization transaction.

3. We note your response to comment 24 but we do not find the revised disclosure discussing the warrants disclosed in Item 11 Description of Securities on page 38. Please expand the description of the merger and share exchange transaction to include the warrants or tell us why they are not related to the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director